SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 30, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 30, 2015 that the Company´s Board of Directors has resolved to call an Ordinary and Extraordinary Shareholder´s Meeting to be held on October 30, 2015, at 1:00 p.m. at its registered office located at Bolívar 108 1st Floor, City of Buenos Aires.

In addition, notice is given that apart from the matters inherent to the ordinary shareholders’ meeting relating to the consideration of the balance sheet closed as of June 30, 2015, the following matters, among others, will be dealt with:

▪ Treatment of the sums paid as personal assets tax levied on the shareholders.

▪ Updating of report on Shared Services Agreement.

▪ Payment of a cash dividend for up to $72,000 thousand.

▪ Merger with Solares de Santa María SA and Unicity SA and Spin-off Merger with E-Commerce Latina SA and preliminary merger agreement and further documents relating to such reorganization.

▪ Consideration of renewal of delegation to the Board of Directors of the powers to determine the time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program for up to US$ 300,000,000 currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: October 1, 2015